Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                January 5, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



       Re:                             FT 9068
                        Ameriprise Top Picks, 2021 Portfolio
                                    (the "Trust")
                         CIK No. 1823350 File No. 333-250782
________________________________________________________________________________



Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENT

General
_______

      1. AS THE TRUST INVESTS PRIMARILY IN LARGE-CAP DOMESTIC COMPANIES, PLEASE REMOVE THE REFERENCES TO FOREIGN SECURITIES, ADRS AND COMPANIES OF VARIOUS MARKET CAPITALIZATIONS (INCLUDING SMALL- AND/OR MID-CAP COMPANIES).

      Response: While the Trust invests primarily in domestic companies, certain of those companies have significant exposure to foreign risk. Accordingly, the Registration Statement will be revised to remove references to ADRs and companies of various market capitalizations (including small- and/or mid-cap companies), while general foreign exposure risk will be retained.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon